

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2015

Via E-mail
Kirstin H. McTaggart
Sprott Asset Management LP
Suite 2700, South Tower
Royal Bank Plaza, 200 Bay Street
Toronto, Ontario, Canada MJ5 2J1

> **Re:** **Central GoldTrust**
> **Schedule TO-T/A filed by Sprott Asset Management LP, et al.**
> **Filed November 4, 2015**
> **File No. 005-87886**

Dear Ms. McTaggart:

We have reviewed the filing referenced above and have the following comment.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to this comment, we may have additional comments.

General

1. Disclosure indicates that the Offeror intends to use the amended power of attorney in the Letter of Transmittal "in order to execute and deliver a written resolution removing the current GTU Trustees … and replacing such individuals with Sprott Nominees." Please provide us with a brief analysis as to how removing current GTU Trustees and replacing such individuals with Sprott Nominees in the manner you propose is authorized under GTU's governing documents and applicable law.

        Please contact me at (202) 551-3589 or Mellissa Campbell Duru, Special Counsel, at (202) 551-3757 if you have any questions regarding our comment.


                                        Sincerely,

                                        /s/ Tiffany Piland Posil

                                        Tiffany Piland Posil
                                        Special Counsel
                                        Office of Mergers and Acquisitions


cc:     Via E-mail
        Christopher J. Cummings, Esq.
        Edwin S. Maynard, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP